                                                                      Exhibit 2

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY OF CASH AND CERTAIN OTHER INFORMATION

     The following table shows, for the fiscal years ended June 30, 1994, 1993, and 1992, the cash compensation paid by the Company, as well as certain other compensation awarded, paid or accrued for those years, to each of the Chief Executive Officer and the four other most highly paid executive officers of the Company serving as such as of the end of fiscal year 1994 that received compensation from the Company. In the event an individual did not serve as an executive officer of the Company for the entire three (3) year period, information is only provided for the year(s) in which the individual served as an executive officer of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM COMPENSATION
                                                   ANNUAL COMPENSATION          --------------------------------
                                              -----------------------------            AWARDS            PAYOUTS
                                                                     OTHER     -----------------------   -------       ALL
                                                                    ANNUAL     RESTRICTED   SECURITIES    LTIC        OTHER
                                                                    COMPEN-      STOCK      UNDERLYING    PLAN        COMPEN-
         NAME AND PRINCIPAL                   SALARY      BONUS     SATION      AWARDS(D)    OPTIONS/    PAYOUTS     SATION(F)
              POSITION                YEAR      ($)        ($)        ($)         ($)        SARS(#)       ($)         ($)
         ------------------           ----    -------    -------    -------    ----------   ----------   -------     --------
Bruce W. Wilkinson
  Chairman, President and Chief
  Executive Officer(g)..............  1994    325,000    175,000         --          --       10,000          --      4,559
                                      1993    300,000    150,000         --          --           --          --      4,498
                                      1992    300,000      1,986         --     134,875       50,000          --      4,364
James T. Stewart
  President and Chief Executive
  Officer of CRSS Capital,
  Inc.(g)...........................  1994    195,000    124,800         --          --       41,636     749,600(e)   4,559

Craig L. Martin
  Senior Vice
  President/Operations(a)...........  1994    172,500     86,250         --          --        6,139     121,972(e)   4,559
                                      1993    172,500     86,250         --          --           --          --      3,733
                                      1992    143,500     65,590         --     103,750       70,000      40,076      4,356
William J. Gardiner
  Senior Vice President, Chief
  Financial Officer and
  Treasurer(b)......................  1994    150,000     75,000         --          --       27,100     398,380(e)   4,500
                                      1993    140,000    101,000(c)      --          --       22,500          --      3,790
Frank A. Perrone
  Vice President, General Counsel
  and Corporate Secretary(a)........  1994    115,000     32,200         --          --           --          --      4,559
                                      1993    115,000     25,000         --          --           --          --      3,450
                                      1992    109,500     24,145         --      15,563        5,000          --      3,328

- - ------------
(a) Messrs. Martin and Perrone resigned from their positions shown above on July 29, 1994.

(b) Mr. Gardiner became an executive officer of the Company on August 25, 1992. The amounts disclosed represent all of Mr. Gardiner's compensation paid by the Company during fiscal year 1993.

(c) Includes a $45,000 project bonus for Mr. Gardiner related to completion of project development activities and term financing for the Appomattox Cogeneration facility in October 1992.

(d) Twenty percent (20%) of the restricted stock award vests on the date of award (January 29, 1992) and twenty percent (20%) vests each year thereafter. Dividends are paid on restricted stock awards. The aggregate values of the restricted stock holdings at June 30, 1994 for Messrs. Wilkinson, Stewart, Martin, Gardiner and Perrone are $55,900, $0, $43,000, $0, and $6,450, respectively.

(e) In August, 1993, the Performance Grant Units issued pursuant to the Company's 1990 Long Term Incentive Compensation Plan and related to the performance of CRSS Capital, Inc. were redeemed. In conjunction with this redemption, $333,139, $52,935 and $176,993 was paid to Messrs. Stewart, Martin and Gardiner, respectively. The remaining $416,461, $69,037 and $221,387 due to Messrs. Stewart, Martin and Gardiner, respectively, will be paid by December 30, 1994.

(f) Other compensation amounts represent the Company match contribution to the Company's 401(k) Savings and Investment Plan.

(g) Mr. Wilkinson resigned as President of the Company on August 25, 1994. On that same date, Mr. Stewart was named to that position.

STOCK OPTIONS

     The following table sets forth information concerning the grant of stock options made during fiscal year 1994 under the Company's Long-Term Incentive Compensation Program to the named executive officers of the Company.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                % OF TOTAL
                                               OPTIONS/SARS                                       GRANT
                                 OPTIONS/       GRANTED TO      EXERCISE OR                        DATE
                                   SARS        EMPLOYEES IN      BASE PRICE      EXPIRATION      PRESENT
NAME                            GRANTED(#)     FISCAL YEAR       ($/SHARE)          DATE          VALUE
- - ----                            ----------     ------------     ------------     ----------     ----------
Bruce W. Wilkinson.............  10,000(a)          4               9.00           7/29/04       45,700(b)
James T. Stewart...............  41,636(a)         18               9.00           7/29/04      190,277(b)
Craig L. Martin................   6,139(a)          3               9.00           7/29/04       28,055(b)
William J. Gardiner............  27,100(a)         11               9.00           7/29/04      123,847(b)
Frank A. Perrone...............      --            --                 --                --           --

- - ---------------

(a) All share options were granted July 29, 1993 and vest one year from date of grant, or July 29, 1994, and expire ten years from vesting date.

(b) Grant date present value is based upon the Black-Scholes option pricing model. The Black-Scholes option value was based upon the following assumptions: (i) a dividend yield of 1.23%, (ii) a volatility factor of 0.3986, (iii) a 6.10% risk free rate of return, (iv) options exercised 10 years from vesting date, and (v) a discount rate of 3% per year during the 1-year vesting period to reflect the risk of forfeiture on unvested stock options. These assumptions were based upon 3 years of historical monthly trading data and typical executive turnover rates in the market.

OPTION EXERCISES AND HOLDINGS

     The following table sets forth information with respect to the named executive officers, concerning the exercise of options during the fiscal year 1994 and unexercised options held as of June, 1994.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                             NUMBER OF              VALUE OF UNEXERCISED
                                                            UNEXERCISED                IN-THE-MONEY
                                                              OPTIONS                   OPTIONS AT
                            SHARES                          AT FY-END(#)                 FY-END($)
                          ACQUIRED ON     VALUE      --------------------------  --------------------------
NAME                      EXERCISE(#)   REALIZED($)  EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
- - ----                      -----------   -----------  -----------  -------------  -----------  -------------
Bruce W. Wilkinson......    30,000        172,500      286,964       30,000         398,200       21,500
James T. Stewart........        --             --       23,800       55,636          20,800      104,063
Craig L. Martin.........        --             --       60,000       34,139         164,025       65,343
William J. Gardiner.....        --             --        9,000       40,600          23,400       58,725
Frank A. Perrone........        --             --       56,000        2,000          14,288          400

             DESCRIPTION OF COMPANY'S EXECUTIVE COMPENSATION POLICY
                  AND THE FACTORS AND CRITERIA IN ESTABLISHING
                  THE COMPANY'S EXECUTIVE OFFICER COMPENSATION

     The Company's policy concerning executive officer compensation is based on the necessity of retaining officers displaying the following attributes: (i) versatility in responding to the changing conditions of several distinct markets, of which all but CRSS Capital's market are highly cyclical; (ii) ability, experience and background to maintain a high level of credibility with CRSS Services' and CRSS Capital's clients; and (iii) commitment and discipline to perform a variety of executive functions due to the relatively small number of Company executive officers.

     The Company's operating and financial performance is the major executive officer compensation criterion. In order to achieve an executive officer compensation program that is performance based, overall executive officer compensation is made up of three (3) major components: base salary, annual bonus and long-term incentive compensation, with the latter two (2) components tied, directly or indirectly, to the Company's operating and financial performance. It is the Compensation Committee's intention to establish executive officer base salaries at levels which are generally competitive (i.e. at or near the median level of those of comparable companies). Although the Company's chief executive officer and other executive officers base salaries are believed to be competitive, the Compensation Committee believes the fiscal year 1994 base salaries fall somewhat below the median salaries for chief executive officers and other executive officers of comparably sized companies in the general industry, engineering and construction, and independent power categories.

     The second major component of executive officer compensation consists of an annual bonus from the Senior Management Incentive Award Plan. The annual Senior Management Incentive Award Plan bonus for each individual executive officer is calculated as the product of the individual officer's target bonus amount multiplied by the ratio of the Company's, or CRSS Capital, Inc.'s in the case of Mr. Stewart, actual performance for the year end as compared to the Operating and Financial Plan ("Plan") for the same fiscal year. The Compensation Committee establishes the target bonuses at the beginning of each fiscal year. The fiscal year 1994 bonus targets were 50%, 50%, 50%, 40% and 35% of base salary for Messrs. Wilkinson, Stewart, Martin, Gardiner and Perrone, respectively, and are redetermined each year by the Compensation Committee based on the individual's ability to impact the financial results for the Company. The Board of Directors approves the Company's Plan at the beginning of each fiscal year. The actual bonus varies linearly with actual Company performance between 50% and 150% of Plan. For Company performance below 75% of Plan, bonus payments are only made at the discretion of the Compensation Committee. For Company performance below 50% of Plan, no bonus is paid. The annual bonus is capped at the amount established when Company performance is 150% of the Plan.

     Each year, the Compensation Committee also authorizes the Chief Executive Officer to distribute certain amounts from the Discretionary Bonus Plan. Bonuses from this plan reward employees for unusual effort benefiting the Company when circumstances are such that normal compensation is inadequate in the opinion of the Chief Executive Officer. All Company employees are eligible for this Plan. No Discretionary Bonus Plan bonuses were paid in fiscal year 1994 to executive officers.

     Based on fiscal year 1994 results, the five most highly compensated executive officers' overall cash compensation (base salary plus bonus) for fiscal year 1994 was believed to be somewhat below the median amounts for comparably sized general industry, engineering and construction, and independent power companies.

     The third major component of executive officer compensation consists of long term incentive awards, which may include restricted stock, stock options, and performance awards issued pursuant to the Company's 1990 Long Term Incentive Compensation Plan. Awards, which generally vest over 4-5 years, are issued at the discretion of the Compensation Committee and are typically issued to executive officers at a frequency of every 2-4 years. Due to recent Company stock prices, the annualized present value of executive officer long term incentive compensation calculated pursuant to the Black Scholes Option Pricing Model is also believed to be somewhat below the median amounts for comparably sized general industry, engineering and construction, and independent power companies.

     We believe the Company and its shareholders received significant value for the services of its executive officers in fiscal year 1994. We also believe that executive officer compensation for fiscal year 1994 was reasonable and in accordance with the overall objective of retaining highly skilled and motivated executive officers at reasonable compensation levels which reflect both the individual's contribution to the Company's performance and actual Company performance itself.

     In July 1994, the Company sold substantially all of CRSS Services, Inc., its design, engineering and construction management subsidiaries, leaving the independent power subsidiary, CRSS Capital, Inc., as the sole operating unit of the Company. Consistent with the Company's decision to focus exclusively on the independent power industry in the future, the Company's compensation policy focus will shift to that of a company operating solely in that industry.

                                      Respectfully submitted by the Compensation
                                      Committee:

                                      John M. Seidl, Chairman
                                      Thomas A. Bullock
                                      Ben R. Stuart

September 1, 1994

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Seidl, Bullock and Stuart are the only persons who have served on the Compensation Committee of the Board of Directors at any time during the 1994 fiscal year. No member of the Compensation Committee was, during the 1994 fiscal year, an officer or employee of the Company or any of its subsidiaries, or was formerly an officer of the Company or any of its subsidiaries, except that Mr. Bullock served as an officer of the Company and its predecessors as set forth under "Proposal No. 1 -- Election of Directors," or had any relationships with the Company requiring disclosure by the Company under Item 404 of Regulation S-K.

     During the Company's 1994 fiscal year, no executive officer of the Company served as (i) a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the Company's Compensation Committee, (ii) a director of another entity, one of whose executive officers served on the Company's Compensation Committee, or (iii) a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Company.

PERFORMANCE GRAPH

                    COMPARISON OF CUMULATIVE TOTAL RETURN
          Among CRSS Inc., S&P 500 Index, S&P Engineering (ENG) and
      Construction (CONSTR) Index and Independent Power Companies (IPC):

                             (PERFORMANCE GRAPH)

     In July 1994, the Company sold its design, engineering and construction management subsidiaries, leaving the independent power subsidiary, CRSS Capital, Inc., as the sole operating subsidiary of the Company. Consistent with the Company's decision to focus exclusively on the independent power industry, beginning next year the Company will change its performance graph comparison to include only the IPC peer group. The selected IPC peer group consists of publicly-traded, non-utility companies in the independent power and cogeneration industry: AES Corporation, California Energy, Destec Energy, Magma Power and Sithe Energies. In this year of transition, the S&P ENG and CONSTR index is provided for comparison purposes.

     The comparison of total return on investment (change in year-end stock price plus reinvested dividends) for each of the periods assumes that $100 was invested June 30, 1989 in CRSS Inc., S&P 500, S&P ENG and CONSTR and the IPC Peer Group with investment weighted on the basis of market capitalization.

EMPLOYMENT AGREEMENTS

     Mr. Bruce W. Wilkinson is a party to an employment agreement as amended on July 27, 1989, with the Company for a term ending June 30, 1995, which term is automatically extended an additional year on June 30 of each year if the Company or the executive has not otherwise notified the other.

     Under the terms of the above employment agreement, if the Company terminates the executive's employment other than for cause, or the executive terminates his employment for good reason (as hereinafter defined), then the Company shall continue to pay the executive his salary for the duration of the term of his Employment Agreement (but in no event for less than twelve months following the date of such termination) and shall maintain the executive's participation for such period in all employee benefit plans in which the executive was entitled to participate at the time of his termination. If within three years after a change in control, the Company terminates the executive's employment (other than for cause) or the executive terminates employment with the Company for good reason, the Company shall pay to the executive a cash amount equal to 2.5 multiplied by the sum of the executive's annual base salary and aggregate bonus for the 12-month period prior to the change in control or prior to such termination (whichever is greater). If the payments and benefits that the executive has a right to receive would result in "excess parachute payments" (as defined in the Internal Revenue Code of 1986, as amended), and the executive would be required to pay an excise tax pursuant to the Code in respect of such payments and benefits, the Company shall also pay the executive an additional amount such that the executive would retain the amount of such payments and benefits as if such excise tax had not been payable thereon. Termination for good reason includes termination or resignation after certain events, such as a demotion, the assignment to the executive of any duties or responsibilities that are inconsistent with the executive's position, layoff or involuntary termination (except for cause or as a result of the executive's retirement, disability or death), a reduction in compensation or benefits, the failure of any acquiror of the Company to assume the employment contract and a breach of the Company's obligations under the employment contract. If the executive terminates employment with the Company for reasons other than good reason, as defined above, the Company shall pay the executive compensation accrued through the date of termination and the Company shall then have no further obligations to the executive under the agreement.

     If a change in control had occurred on September 7, 1994, and if Mr. Wilkinson had been terminated without cause or terminated his employment for good reason on such date, he would have been entitled to receive (assuming no excise tax were payable) approximately $1,250,000.

     Mr. James T. Stewart is a party to an employment agreement with CRSS Capital, Inc. dated July 1, 1989.

     Under the terms of this employment agreement, if the Company terminates the executive's employment other than for cause, or the executive terminates his employment for good reason (as hereinafter defined), then the Company shall continue to pay the executive his salary for twelve months and shall maintain the executive's participation for such period in all employee benefit plans in which the executive was entitled to participate at the time of his termination. Termination for good reason includes termination or resignation after certain events, such as a demotion, the assignment to the executive of any duties or responsibilities that are inconsistent with the executive's position, layoff or involuntary termination (except for cause or as a result of the executive's retirement, disability or death), a reduction in compensation or benefits, the failure of any acquiror of the Company to assume the employment contract and a breach of the Company's obligations under the employment contract. If the executive terminates his employment with the Company for reasons other than good reason, as defined above, the Company shall pay the executive for compensation accrued through the date of termination and the Company shall then have no further obligations to the executive under the agreement.

     If Mr. Stewart had been terminated without cause or terminated his employment for good reason on September 7, 1994, he would have been entitled to receive approximately $195,000 plus the amount of aggregate annual bonus Mr. Stewart would have earned had he been employed with CRSS Capital, Inc. through June 30, 1995.

     Messrs. Craig L. Martin and Frank A. Perrone were each parties to employment agreements dated March 1, 1992 and July 1, 1990, respectively. Messrs. Martin and Perrone resigned from their positions on July 29, 1994 and the Company's obligations thereunder were terminated.

CERTAIN TRANSACTIONS

     Mr. Thomas A. Bullock and Mr. C. Herbert Paseur, both members of the Company's Board of Directors, received $78,390 and $37,759, respectively, in fiscal year 1994 from the Company's terminated defined benefit Retirement Plan.

     Messrs. Bullock and Paseur were paid $38,409 and $88,545, respectively, in fiscal year 1994 pursuant to the terms of the Senior Executive Officer Early Retirement Plan.

     There are certain indemnification agreements in effect between the Company and its directors as approved by the Company's stockholders at the 1986 Annual Meeting. At the 1989 Annual Meeting, the Company's stockholders approved amendments to the Company's Certificate of Incorporation and By-Laws further expanding the indemnification of the Company's directors and officers as permitted by Delaware law.

                             EXISTING BENEFIT PLANS

     Set forth below is certain information with respect to the Company's other existing benefit plans and the participation of certain individuals in such plans. Stockholders are not being asked to take any action with respect to these existing plans, with the exception of the 1990 Long Term Incentive Compensation Plan.

SENIOR MANAGEMENT DEFERRED COMPENSATION PLAN

     The Senior Management Deferred Compensation Plan (the "Deferred Compensation Plan") was adopted in 1987 pursuant to stockholder approval to offer to certain key employees of the Company, its subsidiaries and affiliates the opportunity to participate in a savings plan on a tax-deferred basis. Only management employees who have an annual salary of $90,000 or more (subject to annual adjustment for cost-of-living increases), exclusive of bonuses and incentive compensation, are eligible to participate in the Deferred Compensation Plan.

     Each participant is entitled to defer from one percent (1%) to one hundred percent (100%) of his total annual compensation (including bonuses and incentive compensation). The amount of compensation deferred is credited to a deferral account. Accruals to a participant's deferral account are based on the performance of one or more investment vehicles selected by each participant from among a group of investment vehicles designated by the Administrative Committee of the Deferred Compensation Plan to serve as indices for determining the value of such accruals.

     A participant may also elect to defer awards made under the 1990 Long-Term Incentive Compensation Plan. In the case of restricted stock Awards or other Awards involving property, the number of shares in the deferred Award is credited to a share account for the participant. An amount equal to any cash dividends that would have been paid on such shares had they been delivered to the participant is credited to a dividend account for the participant (together with interest on the dividend account at a rate designated by the Administrative Committee), and the amount of any dividends paid in Common Stock is credited to his or her dividend account. At the time that the accounts are distributable to the participant, the dividend account will be distributed in cash and the share account will be distributed in Common Stock.

     Distributions under the Deferred Compensation Plan are made only in the event of termination of the participant's employment with the Company, or in the event of a change of control, or with the consent of the Administrative Committee on an earlier future date or dates, and in limited cases of severe hardship. All distributions in respect of deferral accounts are made in cash, except that amounts credited to share accounts are distributed in Common Stock. All distributions with respect to matching accounts (for the twenty percent (20%) Company matching contributions made through January 1, 1990, at which time all further Company matching was terminated) are made, at the sole discretion of the Administrative Committee, in either cash or Common Stock.

     As indicated above, no Company matching contributions have been made since January 1, 1990.

COMPANY 401(K) SAVINGS AND INVESTMENT PLAN

     The 401(k) Plan is a Company-sponsored savings and investment plan. The purpose of the 401(k) Plan is to enable employees of the Company to accumulate savings on a tax-deferred basis and also to acquire an equity interest in the Company through the investment of the Company's matching contributions in Common

Stock. All employees of the Company are eligible to participate in the 401(k) Plan after one (1) month of employment.

     Under the 401(k) Plan, eligible employees may contribute from one percent (1%) to fifteen percent (15%) of base salary in increments of one-half percent ( 1/2%) and the Company makes a matching contribution equal to fifty percent (50%) of the employee's contribution, up to six percent (6%) of eligible compensation.

     The 401(k) Plan allows the Plan trustee to invest Company matching contributions in Company Common Stock.

SENIOR MANAGEMENT INCENTIVE AWARD AND DISCRETIONARY BONUS PLAN

     The Company presently has in effect a Senior Management Incentive Award and Discretionary Bonus Plan which provides for payment of cash bonuses. Pursuant to this compensation program, officers, inside directors and other key management personnel have received bonuses based upon the profitability of each of the operating units and the Company on a consolidated basis and for other specific goal oriented achievements. However, directors who are not otherwise employed by the Company or an operating unit are not eligible to receive bonuses under such Plan. All determinations of amounts of bonuses pursuant to this Plan are made by the Compensation Committee.

SENIOR EXECUTIVE OFFICER EARLY RETIREMENT PLAN

     The Senior Executive Officer Early Retirement Plan ("Early Retirement Plan") was established to provide special supplemental retirement benefits to senior executive officers who have been employed by the Company for at least 25 years and have held such rank for at least ten years. The Early Retirement Plan provides that eligible senior executive officers who retire after age 55 and before reaching age 65 receive 1/2 of their final salary for life; however, as they become eligible to collect benefits under the terminated CRS Sirrine, Inc. Retirement Plan or Social Security retirement benefits, their benefits under this Early Retirement Plan will be reduced by such amounts. There are six (6) participants receiving benefits under this Early Retirement Plan.

     Presently, no further participation in the Early Retirement Plan is allowed.

     The only officers or directors presently receiving benefits under this Plan are Messrs. Thomas A. Bullock and C. Herbert Paseur. Such amounts are listed elsewhere in this Proxy Statement under the caption "Certain Transactions".

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

     The Supplemental Executive Retirement Plan (the "Supplemental Retirement Plan") was adopted in 1987 to assist the Company in attracting and retaining highly qualified employees by providing for supplemental retirement and death benefits for senior management of the Company who perform duties which are essential for the successful operation of the Company. Participants in the Supplemental Retirement Plan consist of employees approved for participation by the Board of Directors and the Compensation Committee who are either senior executive officers of the Company or chief executive officers of a subsidiary or division and who occupy a position essential to the successful operation of the Company and have completed five years of service (unless waived by the Compensation Committee and the Board).

     The Supplemental Retirement Plan provides that each participant, upon retirement on or after age 55, shall receive for 120 months a monthly supplemental retirement payment equal to 1/12th of the participant's average compensation multiplied by a percentage which varies linearly from a maximum twenty percent (20%) for a participant whose retirement occurs on or after age 65 to ten percent (10%) for a participant whose retirement occurs at age 55. The Supplemental Retirement Plan further provides that a participant, or his designated beneficiary in the event of death, whose employment terminates by reason of disability or death occurring on or after age 55 shall for 120 months receive a monthly supplemental payment. In the case of disability, such monthly supplemental disability payment shall equal 1/12th of the participant's average compensation multiplied by a percentage which varies linearly from a maximum of twenty percent (20%) for a participant whose disability occurs on or after age 65 to ten percent (10%) for a participant whose disability occurs at age 55. In the case of death, such monthly supplemental death payment shall be 1/12th of the participants average compensation multiplied by 20%. In the event of a change in control, any participant to whom a benefit becomes payable shall receive in a single lump sum cash payment the present value of the payments due under the Supplemental Retirement Plan.

     No benefit is payable if the participant's employment is terminated for any reason prior to age 55 or if the participant is terminated for Cause (as defined in the Supplemental Retirement Plan) after age 55. In addition, any participant whose employment is terminated by the Company within three years after a change in control (other than for Cause), or who terminates his employment with the Company for good reason (as defined in the Supplemental Retirement Plan) within three years after a change in control, shall receive in a single lump sum cash payment the present value of the supplemental retirement payments, calculated as if such participant had retired at age 65. As of September 7, 1994, a total of six (6) employees were participants in the Plan, including Mr. Wilkinson.

EMPLOYEE PROFIT SHARE PLAN

     Effective July 1, 1987, the Company instituted an incentive-based Employee Bonus Plan. This Employee Bonus Plan is a performance-based compensation plan that binds employees of the Company and the Company's design and construction and independent power subsidiaries to the objectives of profitability, productivity and performance. Payment under the Employee Bonus Plan is re-evaluated annually and made only at the discretion of management based upon current year Company profitability. Effective July 1, 1991, the Employee Bonus Plan was converted to a profit-share contribution to the CRSS 401(k) Savings and Investment Plan. All payments pursuant to this Plan are paid into the individual employee's 401(k) Savings and Investment Plan account. The amount paid into the individual employee's 401(k) Savings and Investment Plan account is based on a formula which takes into account the individual employee's fiscal year base salary.

STOCK OPTION PLANS

     There are currently non-qualified stock options ("NQSOs") outstanding under the Non-Qualified Stock Option Plan approved by stockholders in 1984 and terminated in 1989, except for options then outstanding, as well as incentive stock options ("ISOs") outstanding under the Incentive Stock Option Plan approved by stockholders in 1981 and also terminated in 1989, except for options then outstanding. In 1989, stockholders approved the Company's 1990 Long-Term Incentive Compensation Plan, under which 1,338,524 shares of Company Common Stock are reserved for distribution.

SUMMARY OF 1990 LONG-TERM INCENTIVE COMPENSATION PLAN

     The following summary of the 1990 Long-Term Incentive Compensation Plan (the "1990 LTIC Plan") does not purport to be complete and is qualified in its entirety by reference to the 1990 LTIC Plan attached hereto as Appendix A. Appendix A includes all proposed amendments to the 1990 LTIC Plan, the approval of which is being solicited pursuant to this Proxy Statement.

     The purpose of the 1990 LTIC Plan is to provide incentives to key employees of the Company and its affiliates and to other key individuals who perform services for these entities, including persons who contribute significantly to the strategic and long-term performance objectives and growth of the Company and its affiliates (the "Participants"). The 1990 LTIC Plan is administered by the Long-Term Incentive Plan Administrative Committee or any successor thereto, which may delegate administrative responsibilities regarding Participants to persons who are not subject to Section 16 of the Exchange Act if so permitted by applicable law (together with any such delegate, the "LTIPA Committee"). The 1990 LTIC Plan provides for the granting of stock options (NQSOs and ISOs), stock appreciation rights ("SARs"), restricted stock awards, performance grants and other awards deemed by the LTIPA Committee to be consistent with the purposes of the 1990 LTIC Plan (collectively, "Awards," or individually, "Award"). Such Awards may be granted alone, or in conjunction with one or more other Awards, as determined by the LTIPA Committee.

     A maximum of 1,838,524 shares of Common Stock of the Company (which includes 500,000 shares subject to stockholder approval, see "Proposal
2 -- Proposal to Adopt Amendments to the 1990 LTIC Plan -- Amendment to Increase the Number of Shares Authorized for Issuance") may be issued under the 1990 LTIC Plan in the form, or upon the payment, of Awards, subject to appropriate adjustment by the LTIPA Committee in the event of a stock split, stock dividend, combination, subdivision or exchange of shares, recapitalization, merger, consolidation, reorganization or other extraordinary or unusual event. 1,156,376 of these shares already have been issued or are reserved for issuance in connection with the payment of Awards. Common Stock shares issued under the 1990 LTIC Plan have been and may be either newly issued shares, treasury shares, reacquired shares or any combination thereof. If any Common Stock shares issued under the 1990 LTIC Plan as unvested restricted stock or as stock subject to repurchase or forfeiture rights are retained or reacquired by the Company pursuant to such terms or rights, or if any Award terminates, expires unexercised, or is canceled, the Common Stock shares which would otherwise have been issuable pursuant thereto will be available for issuance pursuant to the grant of new Awards.

     The LTIPA Committee has exclusive discretion (a) to select the Participants to whom Awards will be granted and to determine the type, size and terms of each Award, (b) to modify within certain limits the terms of any Award which has been granted, (c) to determine the time when Awards will be granted, (d) to establish or (subject to any required shareholder approval) modify performance goals, (e) to make any adjustments necessary or desirable as a result of the granting of Awards to Participants located outside the United States, and (f) to make all other determinations which it deems necessary or desirable in the interpretation and administration of the 1990 LTIC Plan. The LTIPA Committee has the authority to administer, construe and interpret the 1990 LTIC Plan, and its decisions are final, binding and conclusive. Persons eligible to receive Awards are key employees, as determined by the LTIPA Committee. The Company estimates that approximately 15 key employees are eligible to receive Awards under the 1990 LTIC Plan.

AWARDS UNDER THE 1990 LTIC PLAN

     Stock Options. Options are not transferable during the Participant's lifetime, with ISOs generally expiring not later than ten (10) years after the date on which they are granted and NQSOs expiring at such time as determined by the LTIPA Committee. See "Proposal 2 -- Proposal to Adopt Amendments to the 1990 LTIC Plan -- Amendment Authorizing Greater Flexibility in Exercisability Periods for NQSOs." Options shall become exercisable at such times and in such installments as the LTIPA Committee shall determine. The exercise price of an option may be less than, equal to or greater than the fair market value of the Common Stock shares subject to such option on the date of grant, as determined by the LTIPA Committee, but in no event will the exercise price be less than fifty percent (50%) (or one hundred percent (100%) with respect to ISOs) of the fair market value of the underlying Common Stock shares on the date of grant. Payment of the exercise price must be made in full at the time of exercise in cash, by tendering to the Company shares of Common Stock having a fair market value equal to the exercise price, by a combination thereof or by any other means that the LTIPA Committee deems appropriate (including, without limitation, the relinquishment of rights in one or more outstanding Awards). The 1990 LTIC Plan sets forth the maximum number of shares of Common Stock for which options may be granted to certain key employees during any fiscal year. See "Proposal
2 -- Proposal to Adopt Amendments to the 1990 LTIC Plan -- Amendment to Comply with Internal Revenue Code Section 162(m)."

     No option may be exercised unless the holder has been, at all times during the period from the date of grant through the date of exercise, employed by or performing services for the Company or one of its affiliates, provided that the LTIPA Committee may determine, subject to certain limitations required with respect to ISOs, that such exercise may be made for certain periods following the date on which a Participant ceases to be employed by or performing services for the Company or one of its affiliates by reason of a period of Related Employment (as defined in the 1990 LTIC Plan), retirement, disability, death or otherwise in the LTIPA Committee's discretion.

     Stock Appreciation Rights. A SAR may be granted alone, or in tandem with an option or other Award. A SAR that is related to another Award is exercisable only to the extent that such other Award is exercisable and then only during such period or periods as the LTIPA Committee may determine in its discretion. The 1990 LTIC Plan sets forth the maximum number of shares of Common Stock for which SARs may be granted to certain key employees during any fiscal year. See "Proposal 2 -- Proposal to Adopt Amendments to the 1990 LTIC Plan -- Amendment to Comply with Internal Revenue Code Section 162(m)."

     Upon exercise of a SAR, the holder must surrender the SAR and surrender unexercised any related option or other Award. At the election of the LTIPA Committee, the holder will receive in exchange cash or shares of Common Stock or other consideration, or any combination thereof, equal in value to the difference between the exercise price per share of the SAR, the related option or Award, as the case may be, and the fair market value per share on the last business day preceding the date of exercise, for each share subject to the SAR or option or other Award, or portion thereof, which is exercised.

     A Participant to whom an Award of an option or SAR is made shall have no rights as a stockholder with respect to any shares of Common Stock issuable pursuant to any such option or SAR until the date of issuance of the stock certificate for such shares upon payment of the exercise price or settlement of the SAR.

     Restricted Stock Award. A restricted stock award is an award of a given number of shares of Common Stock that may not be sold, pledged or otherwise disposed of, except by will or the laws of descent and distribution, for a period and in accordance with such other terms as may be specified by the LTIPA Committee (the "Restricted Period") unless otherwise determined by the LTIPA Committee. The Company generally has the option to repurchase or regain by forfeiture all or a portion of the shares, at such price as the LTIPA Committee shall have fixed, in cases where any applicable term has not been met, including cases where the Participant's continuous employment with or performance of services for the Company and its affiliates has terminated (except by reason of a period of Related Employment, as defined in the 1990 LTIC Plan).

     Prior to the expiration of the Restricted Period and the satisfaction of applicable terms, a Participant who has received a restricted stock award will have many of the rights of ownership of the shares of Common Stock included therein, including the right to vote and to receive dividends, subject, however, to the limitations imposed under the 1990 LTIC Plan during the Restricted Period.

     Performance Grants. At the time a performance grant is made, the LTIPA Committee will establish performance goals to be achieved during a specified period (the "Award Period"). The final value, if any, of a performance grant will be determined by the degree to which the performance goals have been achieved during the Award Period, subject to such adjustments as the LTIPA Committee may approve based on relevant factors. The LTIPA Committee may, in its discretion, make such adjustments in the computation of any performance goal as it may deem appropriate. The maximum value of an award may be established by the LTIPA Committee and may be a fixed dollar amount, an amount that varies from time to time based on the value of a share of Common Stock, or an amount that is determinable from other criteria specified by the LTIPA Committee. Performance grants may be issued in different classes or series, having different names, terms and conditions. The final value of an Award may vest over a period of time determined by the LTIPA Committee after the final value is determined. Notwithstanding the foregoing, the LTIPA Committee may limit its discretion with respect to specific performance grants, or impose other requirements with respect to specific performance grants, in order to take advantage of certain tax benefits related to compensation in the form of performance grants. See "Proposal 2 -- Proposal to Adopt Amendments to the 1990 LTIC Plan -- Amendment to Comply with Internal Revenue Code Section 162(m)."

     The rights of a Participant in a performance grant will be provisional and may be canceled or paid in whole or in part, as determined by the LTIPA Committee, if the Participant's continuous employment with or performance of services for the Company and its affiliates terminates during the Award Period, except by reason of a period of Related Employment.

     The LTIPA Committee generally will determine the value of a performance grant as soon as practicable after the end of the Award Period or upon the earlier termination of the Participant's employment or performance of services including by reason of death, disability or retirement. The LTIPA Committee may, however, determine the value of the performance grant and pay it out at any time during the Award Period.

     Payment. Payment of an Award such as a performance grant may be made in cash, shares of Common Stock or other consideration (for example, Company securities or securities of Company affiliates, such as debentures, preferred stock, warrants, securities convertible into shares of Common Stock or other property, or a combination thereof), and in accordance with such terms as are determined by the LTIPA Committee. Deferred payments may be made in installments with a return calculated on the basis of one or more investment equivalents, as determined by the LTIPA Committee in its discretion. In addition, a Participant may elect to defer receipt of shares under a restricted stock award or of amounts payable under a performance grant award under the Senior Management Deferred Compensation Plan.

     Market Value. On September 7, 1994, the closing sale price of the Company's Common Stock, as reported on the New York Stock Exchange Composite Tape, was $10.75 per share.

ADDITIONAL INFORMATION

     Under the 1990 LTIC Plan, if there is any change in the outstanding shares of Common Stock by reason of any stock split, stock dividend, combination, subdivision or exchange of shares, recapitalization, merger, consolidation, reorganization or other extraordinary or unusual event, the LTIPA Committee may direct appropriate changes in the number or kind of securities that may be issued under the 1990 LTIC Plan, in the number or kind of securities subject to, or the exercise price under, any outstanding option, in the number or kind of securities which have been awarded as restricted stock or in the repurchase option price relating thereto, in the number or value of performance grants, in the number or value of any other Award, or in any measure of performance of any Award. In addition, the LTIPA Committee has the discretion to make appropriate changes in some or all Awards, consistent with the purposes of the 1990 LTIC Plan, including replacement or exchanges of Awards and the relinquishment of one Award for another Award, and to make appropriate upward or downward adjustments in Awards (for example, based upon job changes or transfers between units of the Company), without the consent of Award holders under certain circumstances.

     The LTIPA Committee also may determine to grant an Award in conjunction with deferral of a Participant's compensation, and in such case, the LTIPA Committee may provide that amounts be (a) forfeited to the Company and/or to other holders of Awards under certain circumstances (including, without limitation, certain types of termination of employment or performance of services), (b) subject to increase or decrease in value based upon specified performance measures and/or (c) credited with income equivalents until the date or dates of payment of the Award.

     The LTIPA Committee may permit a Participant to elect to pay taxes required to be withheld with respect to an Award in any appropriate manner (including, without limitation, by the surrender to the Company of shares of Common Stock owned by such person or that would otherwise be distributed, or have been distributed, as the case may be, pursuant to such Award).

     Generally, a Participant's rights and interest under the 1990 LTIC Plan may not be assigned or transferred in whole or in part, either directly or by operation of law or otherwise (except in the event of a Participant's death, or pursuant to a qualified domestic relations order), including, without limitation, execution, levy, garnishment, attachment, pledge, bankruptcy or in any other manner.

     The 1990 LTIC Plan was adopted and approved by the Company's stockholders on October 26, 1989 and was made effective as of the date of such adoption and approval and will terminate on October 29, 1999, unless extended for up to an additional five (5) years by action of the Board of Directors of the Company. The Board of Directors may amend the 1990 LTIC Plan at any time and from time to time for any purpose consistent with the goals of the 1990 LTIC Plan, but no such amendment shall be effective unless and until the same is approved by the stockholders of the Company where the absence of stockholder approval would adversely affect the compliance of the 1990 LTIC Plan with Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or other applicable law or regulation.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF OPTIONS AND SARS

     Tax counsel for the Company has advised that under current law the principal federal income tax consequences to Participants and their employers of options granted under the 1990 LTIC Plan should generally be as set forth in the following summary. (For purposes of this discussion, the term "employer" shall be deemed to include the employer of an employee optionee and the taxpayer for whom a non-employee optionee performs services.)

     An individual to whom a NQSO (which is treated as an option for federal income tax purposes) is granted will recognize no income at the time of the grant of such option. When such optionee exercises such NQSO, he will recognize ordinary compensation income equal to the difference, if any, between the fair market value of the shares of Common Stock he receives upon exercise and the exercise price for such shares. If, however, such shares are subject to a substantial risk of forfeiture and transfer restrictions, as will be the case in respect of such shares issued to persons who are subject to liability under
Section 16(b) of the Exchange Act, income will not be recognized until such time as the substantial risks of forfeiture and restrictions (such as Section 16(b) restrictions) terminate and the amount of such income will be based upon the fair market value of such shares at such time. In addition, any dividends paid on such shares that are subject to Section 16(b) restrictions will be taxable as ordinary compensation income. By filing an election with the Internal Revenue Service under Section 83(b) of the Internal Revenue Code of 1986, as amended (the "Code"), no later than thirty (30) days after the date of transfer of such shares (a "Section 83(b) election"), a person subject to liability under Section 16(b) of the Exchange Act or whose shares are subject to other substantial risks of forfeiture and transferability restrictions may elect to be taxed at the time of exercise of such option.

     The tax basis of such shares to such optionee will be equal to the exercise price paid plus the amount includable in his gross income under the foregoing notes, and his holding period for such shares will commence on the day on which he recognizes taxable income with respect to such shares or, if he has made a
Section 83(b) election, on the date after such shares are transferred.

     Subject to the applicable provisions of the Code and regulations thereunder, the employer of such optionee will be entitled to a federal income tax deduction in respect of NQSOs in an amount equal to the ordinary income recognized by such optionee and in such employer's taxable year in which ends the taxable year for which the optionee recognizes such income. Any compensation includable in the gross income of an employee in respect of a NQSO will be subject to appropriate federal income and employment taxes and withholding.

     An employee to whom an ISO which qualifies under Section 422A of the Code is granted should recognize no income at the time of grant or at the time of exercise of such option. No federal income tax deduction will be allowable to such optionee's employer upon the grant or exercise of such option. However, upon the exercise of an ISO, the excess of the fair market value of the shares of Common Stock received over the exercise price will be treated as an "item of tax preference" to such optionee, includable in the alternative minimum taxable income of such optionee in the year of exercise, and such amount will be added to the tax basis of such shares for purposes of determining alternative minimum taxable income in the year or years such shares are sold. When such optionee sells such shares more than one (1) year after the date of transfer of such shares and more than two (2) years after the date of grant of such ISO, he will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sales price of such shares and the exercise price. If such optionee does not hold such shares for this period, when he sells such shares he will recognize ordinary compensation income equal to the lesser of the difference, if any, between (a) the fair market value of such shares on the date of exercise and the exercise price, or (b) the sales price and the exercise price. In addition, such optionee will recognize capital gain or loss, short or long-term, as the case may be, in an amount equal to the difference, if any, between the amount recognized by such optionee upon the sale of such shares and the sum of the exercise price plus the amount of ordinary compensation income, if any, recognized by such optionee. Subject to applicable provisions of the Code and regulations thereunder, such optionee's employer will be entitled to a federal income tax deduction in the amount of such ordinary compensation income and in such employer's taxable year in which ends the taxable year for which the optionee recognizes such income.

     An individual to whom an SAR is granted, whether alone or in tandem with an option or other Award, will recognize no income at the time of the grant. Further, no federal income tax deduction will be allowable to the individual's employer upon the grant of the SAR.

     Upon the exercise of an SAR by an individual not subject to Section 16(b) of the Exchange Act, the fair market value of cash, shares of Common Stock, or other consideration received will be considered compensation income to the individual subject to the appropriate federal income and employment taxes and withholding, and the individual's employer will be entitled to a federal income tax deduction in an equal amount similar to the notes set forth above in connection with NQSOs.

     An individual who is subject to Section 16(b) of the Exchange Act and who receives cash or property on exercise of an SAR other than Common Stock or other property subject to Section 16(b) is taxable at the same time and in the same amount as if he were not subject to Section 16(b). However, if the individual receives Common Stock or other property subject to Section 16(b) upon the exercise of an SAR, he will not be considered as having received compensation until the six (6) month restriction on stock sales, mandated by Section 16(b), lapses. Similarly, the individual's employer is not entitled to a corresponding federal income tax deduction until the end of the six (6) month restriction (or later). However, the individual may make a Section 83(b) election within thirty
(30) days after the transfer of the shares (as described above for options) to treat the Common Stock subject to Section 16(b) as taxable upon receipt. If the election is made, the tax treatment of the individual will be the same as the tax treatment for an individual who is not subject to Section 16(b).

     The discussion set forth above does not purport to be a complete analysis of all potential tax effects relevant to recipients of options or their employers and does not address Awards other than options. It is based on federal income tax law and interpretational authorities as of the date of this Proxy Statement, which are subject to change at any time.

BENEFIT TRUST

     The Company has authorized the establishment of a trust in order to secure payment of certain obligations of the Company to the participants in the Senior Management Deferred Compensation Plan, the Supplemental Executive Retirement Plan and the Senior Executive Officer Early Retirement Plan, the Non-Qualified Stock Option and Incentive Stock Option Plans, and to Mr. Wilkinson with respect to his employment agreement, in the event of a change in control or a potential change in control. The Company is to deliver to a trustee an irrevocable letter of credit in the initial amount of $1,000,000 in order to pay obligations due under such plans and agreements and certain litigation costs in the event that after a change in control the Company refuses to pay a claim.

                                 PROPOSAL NO. 2

               PROPOSAL TO ADOPT AMENDMENTS TO THE 1990 LTIC PLAN

AMENDMENT TO INCREASE THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE

     The Board of Directors has approved an increase of 500,000 shares in the number of shares of Common Stock authorized for issuance under the 1990 LTIC Plan and is recommending this increase to stockholders for their approval. If approved by the stockholders, the number of shares authorized for grant under the 1990 LTIC Plan would be increased from 1,338,524 shares to 1,838,524 shares.

     As of September 7, 1994, under the 1990 LTIC Plan, options to purchase 1,029,856 shares of Common Stock were outstanding, 143,710 shares had been issued previously pursuant to grants or exercises of options, and 17,190 shares had lapsed, and thus, before giving effect to the proposed increase recommended for approval at this Annual Meeting, only 182,148 shares of Common Stock remained as authorized and available for issuance under the 1990 LTIC Plan.